TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Financial results

Consolidated vehicle unit sales in Japan and overseas increased by 394 thousand units, or 6.5%, to 6,491 thousand units in FY2023 first nine months (the first nine months ended December 31, 2022) compared with FY2022 first nine months (the first nine months ended December 31, 2021). Vehicle unit sales in Japan decreased by 25 thousand units, or 1.8%, to 1,402 thousand units in FY2023 first nine months compared with FY2022 first nine months. Overseas vehicle unit sales increased by 420 thousand units, or 9.0%, to 5,089 thousand units in FY2023 first nine months compared with FY2022 first nine months.

The results of operations for FY2023 first nine months were as follows:

Sales revenues	¥27,464.0 billion	(an increase of ¥4,196.9 billion or 18.0% compared with FY2022 first nine months)

Operating income	¥2,098.0 billion	(a decrease of ¥433.7 billion or 17.1% compared with FY2022 first nine months)

Income before income taxes	¥2,869.2 billion	(a decrease of ¥368.2 billion or 11.4% compared with FY2022 first nine months)

Net income attributable to Toyota Motor Corporation	¥1,899.0 billion	(a decrease of ¥417.1 billion or 18.0% compared with FY2022 first nine months)

The changes in operating income were as follows:

Marketing efforts	an increase of ¥300.0 billion

Effects of changes in exchange rates	an increase of ¥1,045.0 billion

Cost reduction efforts	a decrease of ¥940.0 billion

Increase or decrease in expenses and expense reduction efforts	a decrease of ¥415.0 billion

Other	a decrease of ¥423.7 billion

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Segment operating results

(i)	Automotive:

Sales revenues for the automotive operations increased by ¥3,801.5 billion, or 17.9%, to ¥25,000.5 billion in FY2023 first nine months compared with FY2022 first nine months. However, operating income decreased by ¥231.3 billion, or 11.8%, to ¥1,721.7 billion in FY2023 first nine months compared with FY2022 first nine months. The decrease in operating income was mainly due to the unfavorable impact of soaring materials prices.

(ii)	Financial services:

Sales revenues for the financial services operations increased by ¥363.3 billion, or 20.9%, to ¥2,098.1 billion in FY2023 first nine months compared with FY2022 first nine months. However, operating income decreased by ¥231.1 billion, or 41.6%, to ¥323.9 billion in FY2023 first nine months compared with FY2022 first nine months. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries in the United States.

(iii)	All other:

Sales revenues for all other businesses increased by ¥83.0 billion, or 10.9%, to ¥845.6 billion in FY2023 first nine months compared with FY2022 first nine months, and operating income increased by ¥36.8 billion, or 181.2%, to ¥57.1 billion in FY2023 first nine months compared with FY2022 first nine months.

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Geographic information

(i)	Japan:

Sales revenues in Japan increased by ¥883.7 billion, or 7.4%, to ¥12,772.1 billion in FY2023 first nine months compared with FY2022 first nine months, and operating income increased by ¥335.7 billion, or 27.8%, to ¥1,541.3 billion in FY2023 first nine months compared with FY2022 first nine months. The increase in operating income was mainly due to the effects of changes in exchange rates.

(ii)	North America:

Sales revenues in North America increased by ¥2,189.1 billion, or 26.5%, to ¥10,462.4 billion in FY2023 first nine months compared with FY2022 first nine months. However, operating income decreased by ¥641.6 billion to an operating loss of ¥89.0 billion in FY2023 first nine months compared with FY2022 first nine months. The decrease in operating income was mainly due to the unfavorable impact of soaring materials prices as well as the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries in the United States.

(iii)	Europe:

Sales revenues in Europe increased by ¥180.5 billion, or 6.3%, to ¥3,068.0 billion in FY2023 first nine months compared with FY2022 first nine months. However, operating income decreased by ¥119.7 billion, or 87.8%, to ¥16.7 billion in FY2023 first nine months compared with FY2022 first nine months. The decrease in operating income was mainly due to the effect of recording a loss from terminating vehicle production in Russia. The total loss from terminating vehicle production in Russia was ¥104.0 billion, ¥95.2 billion of which was related to Europe.

(iv)	Asia:

Sales revenues in Asia increased by ¥1,449.9 billion, or 31.0%, to ¥6,133.0 billion in FY2023 first nine months compared with FY2022 first nine months, and operating income increased by ¥60.7 billion, or 12.2%, to ¥560.3 billion in FY2023 first nine months compared with FY2022 first nine months. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales, as well as the effects of changes in exchange rates.

(v)	Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by ¥548.6 billion, or 26.2%, to ¥2,643.4 billion in FY2023 first nine months compared with FY2022 first nine months. However, operating income decreased by ¥23.8 billion, or 11.9%, to ¥176.0 billion in FY2023 first nine months compared with FY2022 first nine months. The decrease in operating income was mainly due to the unfavorable impact of soaring materials prices.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2022	December 31, 2022
Assets
Current assets
Cash and cash equivalents		6,113,655	6,022,089
Trade accounts and other receivables		3,142,832	3,265,428
Receivables related to financial services		7,181,327	8,075,376
Other financial assets		2,507,248	2,029,081
Inventories		3,821,356	4,034,114
Income tax receivable		163,925	326,762
Other current assets		791,947	1,007,108

Total current assets		23,722,290	24,759,957

Non-current assets
Investments accounted for using the equity method		4,837,895	5,101,573
Receivables related to financial services		14,583,130	16,191,681
Other financial assets		9,517,267	10,329,000
Property, plant and equipment
Land		1,361,791	1,387,207
Buildings		5,284,620	5,431,377
Machinery and equipment		13,982,362	14,558,111
Vehicles and equipment on operating leases		6,781,229	6,763,626
Construction in progress		565,528	740,411

Total property, plant and equipment, at cost		27,975,530	28,880,733

Less - Accumulated depreciation and impairment losses		(15,648,890)	(16,457,677)

Total property, plant and equipment, net		12,326,640	12,423,056

Right of use assets		448,412	466,286
Intangible assets		1,191,966	1,218,945
Deferred tax assets		342,202	387,221
Other non-current assets		718,968	702,868

Total non-current assets		43,966,482	46,820,630

Total assets		67,688,771	71,580,587

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2022	December 31, 2022
Liabilities
Current liabilities
Trade accounts and other payables		4,292,092	4,227,787
Short-term and current portion of long-term debt		11,187,839	11,898,754
Accrued expenses		1,520,446	1,494,503
Other financial liabilities		1,046,050	1,461,413
Income taxes payable		826,815	345,653
Liabilities for quality assurance		1,555,711	1,716,014
Other current liabilities		1,413,208	1,558,904

Total current liabilities		21,842,161	22,703,027

Non-current liabilities
Long-term debt		15,308,519	16,560,084
Other financial liabilities		461,583	654,461
Retirement benefit liabilities		1,022,749	1,059,060
Deferred tax liabilities		1,354,794	1,554,300
Other non-current liabilities		544,145	599,632

Total non-current liabilities		18,691,790	20,427,537

Total liabilities		40,533,951	43,130,564

Shareholders’ equity
Common stock		397,050	397,050
Additional paid-in capital		498,575	499,408
Retained earnings		26,453,126	27,696,192
Other components of equity		2,203,254	2,585,216
Treasury stock		(3,306,037)	(3,642,041)

Total Toyota Motor Corporation shareholders’ equity		26,245,969	27,535,825

Non-controlling interests		908,851	914,198

Total shareholders’ equity		27,154,820	28,450,023

Total liabilities and shareholders’ equity		67,688,771	71,580,587

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the first nine months ended December 31, 2021	For the first nine months ended December 31, 2022
Sales revenues
Sales of products	VIII	21,549,344	25,383,850
Financial services	VIII	1,717,697	2,080,183

Total sales revenues	VIII	23,267,041	27,464,033

Costs and expenses
Cost of products sold		17,817,966	21,435,002
Cost of financial services		834,483	1,280,860
Selling, general and administrative		2,082,757	2,650,076

Total costs and expenses		20,735,205	25,365,938

Operating income		2,531,835	2,098,095

Share of profit (loss) of investments accounted for using the equity method		415,524	474,716
Other finance income		252,415	307,518
Other finance costs		(25,552)	(108,313)
Foreign exchange gain (loss), net		91,196	128,375
Other income (loss), net		(27,866)	(31,118)

Income before income taxes		3,237,553	2,869,274

Income tax expense		853,654	905,153

Net income		2,383,898	1,964,122

Net income attributable to
Toyota Motor Corporation		2,316,222	1,899,026
Non-controlling interests		67,677	65,096

Net income		2,383,898	1,964,122

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	IX	166.45	138.78

Diluted	IX	166.45	—

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the first nine months ended December 31, 2021	For the first nine months ended December 31, 2022
Net income		2,383,898	1,964,122
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(173,195)	(29,503)
Remeasurements of defined benefit plans		(7,024)	(12,242)
Share of other comprehensive income of equity method investees		71,531	(109,051)

Total of items that will not be reclassified to profit (loss)		(108,688)	(150,797)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		272,163	529,140
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(19,802)	(170,000)
Share of other comprehensive income of equity method investees		107,623	251,886

Total of items that may be reclassified subsequently to profit (loss)		359,984	611,026

Total other comprehensive income, net of tax		251,296	460,229

Comprehensive income		2,635,194	2,424,351

Comprehensive income for the period attributable to
Toyota Motor Corporation		2,560,199	2,353,007
Non-controlling interests		74,995	71,344

Comprehensive income		2,635,194	2,424,351

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the third quarter ended December 31, 2021	For the third quarter ended December 31, 2022
Sales revenues
Sales of products	VIII	7,204,419	9,019,920
Financial services	VIII	581,323	734,765

Total sales revenues	VIII	7,785,742	9,754,685

Costs and expenses
Cost of products sold		5,975,051	7,385,754
Cost of financial services		284,691	435,638
Selling, general and administrative		741,629	976,641

Total costs and expenses		7,001,371	8,798,033

Operating income		784,370	956,652

Share of profit (loss) of investments accounted for using the equity method		154,482	170,093
Other finance income		136,542	110,164
Other finance costs		(9,193)	(37,963)
Foreign exchange gain (loss), net		47,800	(163,080)
Other income (loss), net		(20,495)	(868)

Income before income taxes		1,093,508	1,034,998

Income tax expense		274,665	290,432

Net income		818,842	744,566

Net income attributable to
Toyota Motor Corporation		791,738	727,942
Non-controlling interests		27,104	16,624

Net income		818,842	744,566

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	IX	57.18	53.40

Diluted	IX	—	—

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the third quarter ended December 31, 2021	For the third quarter ended December 31, 2022
Net income		818,842	744,566
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(253,398)	(55,682)
Remeasurements of defined benefit plans		1,684	(3,546)
Share of other comprehensive income of equity method investees		(9,639)	(28,947)

Total of items that will not be reclassified to profit (loss)		(261,353)	(88,175)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		204,025	(714,507)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(17,659)	13,228
Share of other comprehensive income of equity method investees		21,314	14,675

Total of items that may be reclassified subsequently to profit (loss)		207,680	(686,605)

Total other comprehensive income, net of tax		(53,672)	(774,780)

Comprehensive income		765,170	(30,214)

Comprehensive income for the period attributable to
Toyota Motor Corporation		727,679	(18,411)
Non-controlling interests		37,491	(11,803)

Comprehensive income		765,170	(30,214)

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first nine months ended December 31, 2021

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2021		397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

Comprehensive income
Net income		—	—	2,316,222	—	—	2,316,222	67,677	2,383,898
Other comprehensive income, net of tax		—	—	—	243,978	—	243,978	7,319	251,296

Total comprehensive income		—	—	2,316,222	243,978	—	2,560,199	74,995	2,635,194

Transactions with owners and other
Dividends paid	VII	—	—	(709,872)	—	—	(709,872)	(51,464)	(761,335)
Repurchase of treasury stock		—	—	—	—	(316,602)	(316,602)	—	(316,602)
Reissuance of treasury stock		—	227	—	—	362	588	—	588
Equity transactions and other		—	692	—	—	—	692	7,857	8,549

Total transactions with owners and other		—	919	(709,872)	—	(316,240)	(1,025,193)	(43,607)	(1,068,800)

Reclassification to retained earnings		—	—	37,582	(37,582)	—	—	—	—

Balances at December 31, 2021		397,050	498,194	25,748,108	1,514,122	(3,217,920)	24,939,554	915,170	25,854,724

For the first nine months ended December 31, 2022
		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2022		397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

Comprehensive income
Net income		—	—	1,899,026	—	—	1,899,026	65,096	1,964,122
Other comprehensive income, net of tax		—	—	—	453,981	—	453,981	6,248	460,229

Total comprehensive income		—	—	1,899,026	453,981	—	2,353,007	71,344	2,424,351

Transactions with owners and other
Dividends paid	VII	—	—	(727,980)	—	—	(727,980)	(84,573)	(812,552)
Repurchase of treasury stock		—	—	—	—	(336,577)	(336,577)	—	(336,577)
Reissuance of treasury stock		—	334	—	—	573	907	—	907
Equity transactions and other		—	499	—	—	—	499	18,575	19,074

Total transactions with owners and other		—	833	(727,980)	—	(336,004)	(1,063,151)	(65,997)	(1,129,148)

Reclassification to retained earnings		—	—	72,019	(72,019)	—	—	—	—

Balances at December 31, 2022		397,050	499,408	27,696,192	2,585,216	(3,642,041)	27,535,825	914,198	28,450,023

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

		Yen in millions
	Notes	For the first nine months ended December 31, 2021	For the first nine months ended December 31, 2022
Cash flows from operating activities
Net income		2,383,898	1,964,122
Depreciation and amortization		1,342,533	1,534,759
Interest income and interest costs related to financial services, net		(260,886)	(534,217)
Share of profit (loss) of investments accounted for using the equity method		(415,524)	(474,716)
Income tax expense		853,654	905,153
Changes in operating assets and liabilities, and other		(1,282,577)	(1,432,634)
Interest received		615,939	1,082,133
Dividends received		345,315	459,340
Interest paid		(290,328)	(401,044)
Income taxes paid, net of refunds		(650,517)	(1,276,972)

Net cash provided by (used in) operating activities		2,641,508	1,825,923

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(856,035)	(1,095,573)
Additions to equipment leased to others		(1,827,035)	(1,406,217)
Proceeds from sales of fixed assets excluding equipment leased to others		23,764	35,211
Proceeds from sales of equipment leased to others		1,146,734	1,261,624
Additions to intangible assets		(245,252)	(253,581)
Additions to public and corporate bonds and stocks		(1,790,122)	(1,104,568)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds		1,935,300	941,742
Other, net	X	1,786,885	107,768

Net cash provided by (used in) investing activities		174,240	(1,513,593)

Cash flows from financing activities
Increase (decrease) in short-term debt		(403,532)	222,629
Proceeds from long-term debt		6,162,921	6,591,101
Payments of long-term debt		(6,933,945)	(6,161,781)
Dividends paid to Toyota Motor Corporation common shareholders	VII	(709,872)	(727,980)
Dividends paid to non-controlling interests		(51,464)	(84,573)
Reissuance (repurchase) of treasury stock		(316,327)	(336,577)

Net cash provided by (used in) financing activities		(2,252,218)	(497,181)

Effect of exchange rate changes on cash and cash equivalents		105,838	93,285

Net increase (decrease) in cash and cash equivalents		669,368	(91,566)

Cash and cash equivalents at beginning of period		5,100,857	6,113,655

Cash and cash equivalents at end of period		5,770,225	6,022,089

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

I.	Reporting entity

Toyota Motor Corporation (“TMC”) is a limited liability, joint-stock company located in Japan, and TMC’s principal executive offices are registered in Toyota City, Aichi Prefecture. For the first nine months and third quarter ended December 31, 2022, the condensed quarterly consolidated financial statements of the group consist of TMC, its consolidated subsidiaries (collectively, “Toyota”) and their interests in associates and joint ventures.

Toyota and its associates are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, SUVs, trucks and related parts and accessories throughout the world. In addition, Toyota and its associates provide financing, vehicle leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota and its associates.

II.	Basis of preparation

1. Compliance with international financial reporting standards

Toyota’s condensed quarterly consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed quarterly consolidated financial statements should be read in conjunction with Toyota’s consolidated financial statements for the fiscal year ended March 31, 2022, since the condensed quarterly consolidated financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The condensed quarterly consolidated financial statements were approved on February 9, 2023 by the Board of Directors.

2. Basis of measurement

Toyota’s condensed quarterly consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value and assets and liabilities associated with defined benefit plans.

3. Functional currency and presentation currency

The condensed quarterly consolidated financial statements are presented in Japanese yen, which is the functional currency of TMC. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated. Amounts may not sum to totals due to rounding.

III.	Significant accounting policies

Toyota’s condensed quarterly consolidated financial statements are prepared based on the same accounting policies as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2022.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IV.	Significant accounting judgments and estimates

The preparation of the condensed quarterly consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates were revised and in any future periods affected.

The condensed quarterly consolidated financial statements are prepared based on generally the same judgments and estimations as those applied and described in Toyota’s consolidated financial statements for the fiscal year ended March 31, 2022.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

V.	Segment information

1. Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

2. Segment operating results

For the first nine months ended December 31, 2021:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	21,148,088	1,717,697	401,256	—	23,267,041
Inter-segment revenues and transfers	50,909	17,083	361,298	(429,289)	—

Total	21,198,996	1,734,780	762,553	(429,289)	23,267,041
Operating expenses	19,245,851	1,179,624	742,216	(432,486)	20,735,205

Operating income	1,953,145	555,156	20,337	3,197	2,531,835

For the first nine months ended December 31, 2022:
	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	24,967,263	2,080,183	416,587	—	27,464,033
Inter-segment revenues and transfers	33,248	17,948	429,059	(480,255)	—

Total	25,000,512	2,098,131	845,646	(480,255)	27,464,033
Operating expenses	23,278,719	1,774,134	788,459	(475,375)	25,365,938

Operating income	1,721,792	323,996	57,187	(4,880)	2,098,095

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

For the third quarter ended December 31, 2021:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	7,066,240	581,323	138,179	—	7,785,742
Inter-segment revenues and transfers	7,649	6,981	128,773	(143,403)	—

Total	7,073,889	588,304	266,951	(143,403)	7,785,742
Operating expenses	6,478,521	397,612	268,081	(142,842)	7,001,371

Operating income (loss)	595,368	190,692	(1,129)	(561)	784,370

For the third quarter ended December 31, 2022:
	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	8,857,703	734,765	162,217	—	9,754,685
Inter-segment revenues and transfers	13,726	6,978	149,990	(170,693)	—

Total	8,871,429	741,742	312,207	(170,693)	9,754,685
Operating expenses	8,052,625	616,683	293,715	(164,991)	8,798,033

Operating income	818,803	125,059	18,492	(5,702)	956,652

Accounting policies applied by each segment are in conformity with those of Toyota’s condensed quarterly consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Geographic information

For the first nine months ended December 31, 2021:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	6,234,442	8,098,617	2,763,928	4,169,628	2,000,427	—	23,267,041
Inter-segment revenues and transfers	5,653,996	174,681	123,589	513,405	94,375	(6,560,046)	—

Total	11,888,437	8,273,298	2,887,517	4,683,033	2,094,802	(6,560,046)	23,267,041
Operating expenses	10,682,825	7,720,703	2,751,058	4,183,424	1,894,929	(6,497,732)	20,735,205

Operating income	1,205,613	552,595	136,459	499,609	199,874	(62,314)	2,531,835

For the first nine months ended December 31, 2022:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	6,298,816	10,236,949	2,937,082	5,423,302	2,567,885	—	27,464,033
Inter-segment revenues and transfers	6,473,378	225,462	131,001	709,701	75,533	(7,615,076)	—

Total	12,772,194	10,462,411	3,068,084	6,133,003	2,643,418	(7,615,076)	27,464,033
Operating expenses	11,230,847	10,551,421	3,051,369	5,572,630	2,467,387	(7,507,716)	25,365,938

Operating income (loss)	1,541,347	(89,010)	16,714	560,374	176,031	(107,360)	2,098,095

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

For the third quarter ended December 31, 2021:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,087,102	2,543,311	958,482	1,528,995	667,852	—	7,785,742
Inter-segment revenues and transfers	2,009,096	50,468	41,793	210,655	34,376	(2,346,389)	—

Total	4,096,198	2,593,779	1,000,275	1,739,650	702,228	(2,346,389)	7,785,742
Operating expenses	3,699,676	2,464,482	917,541	1,564,437	650,512	(2,295,277)	7,001,371

Operating income	396,522	129,297	82,734	175,213	51,716	(51,112)	784,370

For the third quarter ended December 31, 2022:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,325,214	3,517,940	1,117,901	1,924,807	868,823	—	9,754,685
Inter-segment revenues and transfers	2,257,022	70,964	37,797	259,181	38,280	(2,663,244)	—

Total	4,582,236	3,588,903	1,155,699	2,183,988	907,103	(2,663,244)	9,754,685
Operating expenses	3,898,817	3,606,882	1,093,004	2,015,261	840,989	(2,656,920)	8,798,033

Operating income (loss)	683,419	(17,979)	62,695	168,727	66,114	(6,325)	956,652

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where TMC or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Sales revenues by location of external customers

In addition to the disclosure requirements under IFRS, Toyota discloses this information in order to provide financial statements users with valuable information.

	Yen in millions
	For the first nine months ended December 31,
	2021	2022
Japan	4,817,586	4,583,412
North America	8,251,303	10,258,864
Europe	2,619,756	2,837,590
Asia	4,363,610	5,520,098
Other	3,214,786	4,264,068

Total	23,267,041	27,464,033

	Yen in millions
	For the third quarter ended December 31,
	2021	2022
Japan	1,598,382	1,680,400
North America	2,603,672	3,532,459
Europe	900,608	1,070,624
Asia	1,588,172	1,949,660
Other	1,094,908	1,521,543

Total	7,785,742	9,754,685

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VI.	Fair value measurements

1. Definition of fair value hierarchy

In accordance with IFRS, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3:	Fair value measurement based on models using unobservable inputs for the assets or liabilities

2. Method of fair value measurement

The fair value of assets and liabilities is determined using relevant market information and appropriate valuation methods.

The methods and assumptions for measuring the fair value of assets and liabilities are as follows:

(1) Cash and cash equivalents -

Cash equivalents include money market funds and other investments with original maturities of three months or less. In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value due to their short duration.

(2) Trade accounts and other receivables and Trade accounts and other payables -

These receivables and payables are carried at amounts which approximate fair value due to their short duration.

(3) Receivables related to financial services -

The fair value of receivables related to financial services is estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value.

As unobservable inputs are utilized, the fair value of receivables related to financial services is classified as Level 3.

(4) Other financial assets -

(Public and corporate bonds)

Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 26% and 74% (as of March 31, 2022) and 29% and 71% (as of December 31, 2022) of public and corporate bonds, respectively. Toyota primarily uses quoted market prices for identical assets to measure the fair value of these securities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(Stocks)

Listed stocks on the Japanese stock markets represent 85% (as of March 31, 2022) and 87% (as of December 31, 2022) of stocks that Toyota holds. Toyota primarily uses quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.

Fair value of stocks with no active market is measured by using the market approach or other appropriate methods. Therefore, stocks with no active market are thus classified as Level 3.

Price book-value ratios (“PBR”) of comparable companies, discount ratios of discounted cash flow valuation method and others are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant.

These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include the financial condition and future prospects and trends of the investees and the outcome of the referenced transactions. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, the fair value may be impacted materially.

The shares classified as Level 3 are measured by the responsible department using quarterly available information in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value.

(5) Derivative financial instruments -

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data are not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(6) Short-term and long-term debt -

The fair values of short-term and long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities (“Loans Based on Securitization”), are estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts is classified as Level 2.

The fair values of the Loans Based on Securitization are primarily estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. In cases where these valuations utilize unobservable inputs, the fair value of the Loans Based on Securitization is classified as Level 3.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Financial instrument measured at fair value on recurring basis

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis. Transfers between levels of the fair value are recognized at the date of the event or change in circumstances that caused the transfer:

	Yen in millions
	March 31, 2022
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	61,376	96,136	1,674	159,186
Stocks	—	—	149,890	149,890
Derivative financial instruments	—	419,173	—	419,173
Other	307,446	158,355	—	465,801

Total	368,822	673,665	151,563	1,194,051

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,542,949	2,739,591	20,178	6,302,719
Stocks	3,162,805	—	169,404	3,332,209
Other	9,505	139	—	9,644

Total	6,715,259	2,739,730	189,583	9,644,571

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(497,198)	—	(497,198)

Total	—	(497,198)	—	(497,198)

	Yen in millions
	December 31, 2022
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	83,717	76,421	4,501	164,639
Stocks	—	—	169,263	169,263
Derivative financial instruments	—	747,541	—	747,541
Other	299,205	153,426	—	452,631

Total	382,922	977,388	173,764	1,534,075

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	4,026,634	2,414,479	29,357	6,470,471
Stocks	3,041,959	—	174,958	3,216,916
Other	7,248	—	—	7,248

Total	7,075,841	2,414,479	204,315	9,694,635

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(547,948)	—	(547,948)

Total	—	(547,948)	—	(547,948)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Changes in financial instruments classified as level 3 and measured at fair value on recurring basis

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended December 31, 2021 and 2022:

	Yen in millions
	For the first nine months ended December 31, 2021
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	27,623	638,917	—	666,540
Total gains (losses)
Net income (loss)	137	55,674	—	55,812
Other comprehensive income (loss)	—	11,070	—	11,070
Purchases and issuances	955	15,733	—	16,688
Sales and settlements	(1,738)	(1,945)	—	(3,683)
Transfer to (from) Level 3	(5,195)	(512,465)	—	(517,661)
Others	2,541	48,491	—	51,032

Balance at end of period	24,323	255,475	—	279,797

	Yen in millions
	For the first nine months ended December 31, 2022
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	21,852	319,294	—	341,146
Total gains (losses)
Net income (loss)	(183)	11,548	—	11,365
Other comprehensive income (loss)	—	(8,396)	—	(8,396)
Purchases and issuances	2,496	14,534	—	17,029
Sales and settlements	(1,462)	(12,172)	—	(13,634)
Transfer to (from) Level 3	3,101	—	—	3,101
Others	8,054	19,414	—	27,468

Balance at end of period	33,858	344,221	—	378,079

Net income (loss) in public and corporate bonds, stocks and derivative financial instruments, other than transactions related to financial services, are each included in “Other finance income” and “Other finance costs” in the accompanying condensed quarterly consolidated statement of income. Transactions related to financial services are included in each of “Sales revenues - Financial services” and “Cost of financial services” in the condensed quarterly consolidated statement of income.

In the reconciliation table above, derivative financial instruments are presented as net of assets and liabilities.

“Others” includes foreign currency translation adjustments for the first nine months ended December 31, 2021 and 2022.

Transfer to (from) Level 3 of stocks recognized in the first nine months ended December 31, 2021 is due to the listing of investees.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

5. Financial assets and liabilities measured at amortized cost

The following table summarizes the carrying amount and the fair value of financial assets and liabilities measured on an amortized cost basis:

	Yen in millions
	March 31, 2022
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	21,764,457	—	—	22,074,593	22,074,593
Interest-bearing liabilities
Long-term debt (Including current portion)	21,970,573	—	17,899,087	3,824,531	21,723,618

	Yen in millions
	December 31, 2022
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	24,267,057	—	—	24,140,497	24,140,497
Interest-bearing liabilities
Long-term debt (Including current portion)	23,531,837	—	17,973,282	4,824,700	22,797,982

Of financial assets and liabilities that are measured on an amortized cost basis, those with carrying values that approximate fair value are excluded from the table above.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VII.	Dividends

The paid dividend amounts are as follows:

For the first nine months ended December 31, 2021

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 12, 2021	Common shares	377,453	135.00	March 31, 2021	May 28, 2021

The Board of Directors Meeting on November 4, 2021	Common shares	332,419	120.00	September 30, 2021	November 25, 2021

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders. “Dividend per share” presents the amount prior to the stock split.

For the first nine months ended December 31, 2022

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 11, 2022	Common shares	385,792	28.00	March 31, 2022	May 27, 2022

The Board of Directors Meeting on November 1, 2022	Common shares	342,187	25.00	September 30, 2022	November 22, 2022

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VIII. Sales revenues

The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the first nine months ended December 31,
	2021	2022
Sales of products
Automotive
Vehicles	17,452,948	20,937,299
Parts and components for production	1,107,661	1,300,447
Parts and components for after service	1,782,142	2,113,664
Other	805,337	615,854

Total automotive	21,148,088	24,967,263
All other	401,256	416,587

Total sales of products	21,549,344	25,383,850
Financial services	1,717,697	2,080,183

Total sales revenues	23,267,041	27,464,033

	Yen in millions
	For the third quarter ended December 31,
	2021	2022
Sales of products
Automotive
Vehicles	5,736,667	7,434,573
Parts and components for production	393,805	450,954
Parts and components for after service	637,934	734,766
Other	297,835	237,411

Total automotive	7,066,240	8,857,703
All other	138,179	162,217

Total sales of products	7,204,419	9,019,920
Financial services	581,323	734,765

Total sales revenues	7,785,742	9,754,685

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IX.	Earnings per share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the first nine months ended December 31, 2021
Net income attributable to Toyota Motor Corporation	2,316,222

Basic earnings per share attributable to Toyota Motor Corporation	2,316,222	13,915,170	166.45
Effect of dilutive securities
Model AA Class Shares	23	413

Diluted earnings per share attributable to Toyota Motor Corporation	2,316,244	13,915,583	166.45

For the first nine months ended December 31, 2022
Net income attributable to Toyota Motor Corporation	1,899,026

Basic earnings per share attributable to Toyota Motor Corporation	1,899,026	13,684,169	138.78
Effect of dilutive securities
Model AA Class Shares	—	—

Diluted earnings per share attributable to Toyota Motor Corporation	—	—	—

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the third quarter ended December 31, 2021
Net income attributable to Toyota Motor Corporation	791,738

Basic earnings per share attributable to Toyota Motor Corporation	791,738	13,845,538	57.18
Effect of dilutive securities
Model AA Class Shares	—	—

Diluted earnings per share attributable to Toyota Motor Corporation	—	—	—

For the third quarter ended December 31, 2022
Net income attributable to Toyota Motor Corporation	727,942

Basic earnings per share attributable to Toyota Motor Corporation	727,942	13,632,403	53.40
Effect of dilutive securities
Model AA Class Shares	—	—

Diluted earnings per share attributable to Toyota Motor Corporation	—	—	—

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders. “Basic earnings per share attributable to Toyota Motor Corporation” and “Diluted earnings per share attributable to Toyota Motor Corporation” are calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

“Diluted earnings per share attributable to Toyota Motor Corporation” is not disclosed for the third quarter ended December 31, 2021, and for the first nine months and the third quarter ended December 31, 2022, because there were no potential shares during that period as the acquisition of all outstanding First Series Model AA Class Shares took place on April 2, 2021, and the cancellation of all First Series Model AA Class Shares was completed on April 3, 2021.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

X.	Supplemental cash flow information

“Other, net” in cash flows from investing activities includes a net decrease in time deposits of ¥1,868,709 million and ¥165,863 million for the first nine months ended December 31, 2021 and 2022, respectively.

XI.	Contingencies

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of December 31, 2022 is ¥3,551,820 million. Liabilities for guarantees totaling ¥19,736 million have been provided as of December 31, 2022. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

Toyota and other automakers have been named in certain class actions filed in Mexico, Australia, Israel and Brazil relating to Takata airbag issues. The actions in Israel and Brazil are being litigated. The actions in Mexico and Australia have been resolved.

Toyota is named as a defendant in an economic loss class action lawsuit in Australia in which damages are claimed on the basis that diesel particulate filters in certain vehicle models are defective. On April 7, 2022, Toyota received an unfavorable judgment in the court of first instance. The judgment included a finding that there was a perceived reduction in vehicle value of certain vehicle models. Toyota disagrees with the judgment and has filed an appeal. Other claims of economic loss in this class action lawsuit continue to be litigated at the court of first instance. In estimating the provision Toyota should record in the condensed quarterly consolidated financial statements as a result of the aforementioned judgment, Toyota has considered various factors including the legal and factual circumstances of the case, the contents of the judgement of the court of first instance, and the views of legal counsel. The currently estimated probable economic outflow related to the class action is immaterial to Toyota’s consolidated financial position, results of operations and cash flows. At this stage, however, the final outcome and therefore ultimate financial liability for Toyota on account of this matter cannot be predicted with certainty.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

In April 2020, Toyota reported possible anti-bribery violations related to a Thai subsidiary to the SEC and the Department of Justice (“DOJ”), and is cooperating with their investigations. Investigations by governmental authorities related to these matters could result in the imposition of civil or criminal penalties, fines or other sanctions, or litigation. Toyota cannot predict the scope, duration or outcome of these matters at this time.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, as well as intellectual property litigation, and is subject to government investigations from time to time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Therefore, for all of the aforementioned matters, which Toyota is in discussions to resolve, any losses that are beyond the amounts accrued could have an adverse effect on Toyota’s financial position, results of operations or cash flows.